UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 9, 2005

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

In Step

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL’S SECOND QUARTER EARNINGS CLIMB 21.4%

Montreal, August 9, 2005 — Dorel Industries Inc. (TSX: DII.MV DII.SV; NASDAQ: DIIB) today released results for the second quarter ended June 30, 2005. Net earnings rose 21.4 % to US$21.7 million or US$0.66 per diluted share compared to US$17.9 million or US$0.54 per share earned in the second quarter a year ago. Pre-tax earnings for the quarter increased by 32.3% to US$25.3 million, up from US$19.1 million in the prior year.  Revenue for the period increased 6.4% to US$435 million compared to 2004 second quarter revenues of US$408.9 million.  Six month earnings climbed 31.2% to US$49 million or US$1.49 per diluted share compared with US$37.3 million or US$1.13 per share a year ago. Year-to-date pre-tax earnings have increased by 41%, increasing from US$42.0 million in 2004 to US$59.1 million in the current year. Year-to-date revenue was US$906.6 million, up 12.5% from last year’s first half revenue of US$805.8 million.

All three segments contributed to both the second quarter and year-to-date revenue improvement. Organic revenue growth was 5.1% in the quarter and 9.6% year-to-date, excluding both the impact of currency variations and the additional month of revenue in 2005 versus 2004 in  the Recreational/Leisure segment.  Gross margins remained in line with the prior year for both the quarter and year-to-date.

                                 Summary of Financial Highlights

                                    Second quarter ended June 30,

              All figures in thousands of US $, except per share amounts

                                                  2005                       2004              Change %

Revenue                                  434,983                  408,880                 6.4%

Net Income                               21,745                    17,908                21.4%

  Per share – Basic                        0.66                        0.55                20.0%

  Per share – Diluted                      0.66                        0.54                22.2%

  Average number of

  shares outstanding

  diluted weighted average   32,940,164           32,955,200

Summary of Financial Highlights
Six months ended June 30
All figures in thousands of US $, except per share amounts
	2005	2004	Change %
Revenue	906,560	805,844	12.5%
Net income	48,950	37,308	31.2%
Per share - Basic	1.49	1.14	30.7%
Per share - Diluted	1.49	1.13	31.9%
Average number of shares outstanding -
diluted weighted average	32,951,503	32,921,590

Juvenile Segment

Second quarter Juvenile revenue was up 5.1% to US$192.8 million compared to US$183.6 million during the same period a year ago. Earnings from operations increased 74.3% to US$19.8 million from US$11.4 million last year. For the first half, revenue rose 10.6% to US$436.3 million from US$394.6 million last year, while earnings from operations increased 61.6% to US$47.3 million, from US$29.3 million.

Excluding the impact of currency changes, overall, year-to-date organic revenue growth in the Juvenile Segment was 8%. Year-to-date, revenues in Europe have increased by 11.3%, while North American year-to-date revenues are up 1.3%.  In the second quarter, the revenue increase was driven by European operations where the first quarter’s success of new travel systems continued, contributing to particularly strong gains in Germany, Italy, the United Kingdom, Portugal and Spain. In North America, revenues declined from last year’s second quarter. This was due to a combination of particularly strong shipments in this year’s first quarter and some customers delaying orders into the third quarter of 2005 in anticipation of new product introductions.

European gross margins improved over the prior year due mainly to an enhanced operational performance in Holland and the stronger Euro. In contrast, North American gross margins were negatively impacted by higher raw material prices, a less profitable product mix and competitive pricing pressures.  Operating expenses declined by US$5.7 million in the quarter and US10.5 million year-to-date, due mainly to lower product liability costs.

Home Furnishings Segment

Home Furnishings revenue increased 7.9% to US$131.9 million during the second quarter compared to US$122.3 million a year ago. Earnings from operations were flat at US$6.2 million versus US$6.3 million last year. For the six months, revenue grew 9.3% to US$277.3 million from US$253.8 million last year. Earnings from operations for the first half were up 12.2% to US$17 million from US$15.1 million last year.

Successful new product placements in several categories by Dorel Asia and good retail acceptance of newly designed futons helped to increase combined sales of furniture by Ameriwood and Dorel Asia by 8% in the quarter and 7.9% year-to-date.  Cosco Home & Office sales of folding furniture and other imported home furnishings also increased both in the quarter and year-to-date by 7.7% and 14.9% respectively.

Raw material pricing pressure has eased from last year, reflected both in stabilized board prices, the principal commodity in ready-to-assemble (RTA) furniture products, and declining steel prices, a significant component in futons and folding furniture.  However,  manufacturing inefficiencies at the segment’s RTA plants continue to be the main reason for lower than expected earnings.  The new Ameriwood management team is implementing several business optimization initiatives, including a core focus on low cost, efficient production of RTA furniture as well as process and organizational changes to achieve substantial productivity enhancements.

Dorel President and CEO, Martin Schwartz stated the initiatives are far ranging. “We are taking at look at things from the ground up. Everything is being addressed, including sales and operations planning, inventory management, procurement, customer service and speed-to-market via an already implemented and greatly enhanced new product development capability.  A new design system is now in place with designers and product development teams able to bring product ideas to market in less time.  The highly visible and successful launch of California Closets branded RTA products during the second quarter is a result of these new capabilities.  Ameriwood’s production efficiencies for the balance of fiscal year 2005 will continue to be challenged as it recalibrates its operations.  The aggressive change initiatives are anticipated to reposition the Company for RTA furniture product growth in 2006.”

Recreational/Leisure Segment

Second quarter Recreational/Leisure revenue increased 7% to US$110.2 million compared to last year’s US$103 million. Earnings from operations rose 6.3% to US$13.4 million from US$12.6 million. For the six months, revenue was up 22.5% to US$193 million from US$157.5 million in 2004. Of this increase, sales in January 2005 were US$12.3 million. As the Pacific Cycle acquisition became effective in February 2004, this additional month of revenue in 2005 results in organic year-to-date sales growth of 14.7%. First half earnings from operations increased 15.9% to US$22.1 million from US$19.1 million last year. Sales increases occurred across several product categories and brands.

Outlook

The Juvenile Segment is expected to experience a good second half with new listings in North America and several new product introductions.  In addition, operating costs continue to run at levels lower than last year principally due to reduced product liability costs, as well as other cost containment measures.  Continued success in Europe is expected to contribute to the segment’s overall progress.

As previously announced and detailed above, Dorel’s ready-to-assemble (RTA) furniture division is facing challenges.   Plans are being implemented in response to lower sales volumes and factory inefficiencies .  Partly offsetting the RTA results ar e better than expected performances at Dorel Asia and Cosco Home & Office, where new product categories and additional customers are driving sales increases.  As also previously disclosed, despite increased year-to-date sales within the majority of its product categories, revenues in the Recreational/Leisure segment are expected to be lower in the second half of 2005 versus 2004.  Retail sales of the Sting-Ray model bicycle continue to be above average as compared to other bicycle categories and remain a key part of the Schwinn portfolio. However, second half sales of the Sting-Ray will be lower than the unprecedented record levels achieved in the second half of 2004, resulting in lower second half earnings than in the prior year.

“We are pleased with the first half performance and the year-over-year earnings increase of 31.2%. As announced in July, while we anticipate higher pre-tax earnings over 2004, challenges at our Ameriwood division and lower second half sales at Pacific Cycle will affect earnings in the second half this year. As a result, we currently see fiscal 2005 after-tax earnings to be within the same range as 2004,” concluded Mr. Schwartz.

CONFERENCE CALL

Dorel Industries Inc. will hold a conference call to discuss these results today at 10:00 A.M. Eastern Time. Interested parties can join the call by dialling (514) 807-8791 (Montreal or overseas) or (866) 250-4892 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21132765# on your phone. This tape recording will be available on Tuesday, August 9th, 2005 as of 12:00 P.M. until 11:59 P.M. on Tuesday, August 16th, 2005.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel Industries (TSX: DII.SV, DII.MV; NASDAQ: DIIB) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 5,000 people in fourteen countries. Dorel also has offices in Shanghai and Shenzhen, China which oversee the sourcing, engineering and logistics of all Asian operations.
2004 sales were US$1.7 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as California Closets and Trading Spaces licenses; Cosco Home & Office, which markets home/office products under the Cosco and Cosco Ability Essentials brands and Samsonite license; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

AS AT June 30, 2005

ALL FIGURES IN THOUSANDS OF US $

	as at June 30, 2005 (unaudited)	as at December 30, 2004 (audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 15,888	$ 11,288
Accounts receivable	262,744	286,529
Inventories	323,974	292,991
Prepaid expenses	9,842	12,756
Funds held by ceding insurer	8,009	7,920
Future income taxes	24,059	24,027
	644,516	635,511

CAPITAL ASSETS	158,448	163,707
GOODWILL	484,959	512,546
DEFERRED CHARGES	18,700	20,983
INTANGIBLE ASSETS	256,767	262,968
FUTURE INCOME TAXES	8,675	10,401
OTHER ASSETS	10,187	10,786
	$ 1,582,252	$ 1,616,902

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 3,809	$ 1,915
Accounts payable and accrued liabilities	333,576	354,738
Income taxes payable	2,459	5,629
Balance of sale payable	5,611	7,773
Future income taxes	1,324	1,379
Current portion of long-term debt	7,666	7,686
	354,445	379,120

LONG-TERM DEBT	495,767	505,816
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	19,568	20,006
BALANCE OF SALE PAYABLE	-	5,278
FUTURE INCOME TAXES	70,436	75,719
OTHER LONG-TERM LIABILITIES	4,795	2,684

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	162,321	160,876
CONTRIBUTED SURPLUS	2,502	1,081
RETAINED EARNINGS	435,783	386,833
CUMULATIVE TRANSLATION ADJUSTMENT	36,635	79,489
	637,241	628,279
	$ 1,582,252	$ 1,616,902

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2005 (unaudited)

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Second quarter ended		Six months ended
	June 30, 2005 (unaudited)	June 30, 2004 (unaudited)	June 30, 2005 (unaudited)	June 30, 2004 (unaudited)

Sales	$ 429,789	$ 404,163	$ 895,087	$ 797,718

Licensing and commission income	5,194	4,717	11,473	8,126

TOTAL REVENUE	434,983	408,880	906,560	805,844

EXPENSES
Cost of sales	337,775	318,070	700,183	619,833
Operating	52,043	53,313	107,792	107,842
Depreciation and amortization	9,777	8,890	19,450	18,276
Research and development costs	2,462	1,978	4,652	3,676
Interest on long-term debt	7,228	7,191	14,746	13,745
Other interest	437	345	594	514
	409,722	389,787	847,417	763,886

Income before income taxes	25,261	19,093	59,143	41,958

Income taxes	3,516	1,185	10,193	4,650
NET INCOME	$ 21,745	$ 17,908	$ 48,950	$ 37,308

EARNINGS PER SHARE:
Basic	$0.66	$0.55	$1.49	$1.14
Diluted	$0.66	$0.54	$1.49	$1.13

SHARES OUTSTANDING:
Basic – weighted average	32,825,827	32,712,577	32,814,402	32,679,375
Diluted – weighted average	32,940,164	32,955,200	32,951,503	32,921,590

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 (unaudited)

ALL FIGURES IN THOUSANDS OF US $

	Six months ended
	June 30, 2005 (unaudited)	June 30, 2004 (unaudited)

BALANCE, BEGINNING OF PERIOD AS REPORTED	$ 386,833	$ 287,583

Restatement	-	(826)

BALANCE, BEGINNING OF PERIOD AS RESTATED	386,833	286,757

Net income	48,950	37,308

BALANCE, END OF PERIOD	$ 435,783	$ 324,065

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 (unaudited)

ALL FIGURES IN THOUSANDS OF US $

	Second quarter ended		Six months ended
	June 30, 2005 (unaudited)	June 30, 2004 (unaudited)	June 30, 2005 (unaudited)	June 30, 2004 (unaudited)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 21,745	$ 17,908	$ 48,950	$ 37,308
Adjustments for:
Depreciation and amortization	9,777	8,890	19,450	18,276
Future income taxes	(222)	(308)	1,452	(1,690)
Funds held by ceding insurer	(34)	(2,884)	(89)	(2,917)
Stock based compensation	720	-	1,421	-
Gain on disposal of capital assets	162	329	167	329
	32,148	23,935	71,351	51,306

Changes in non-cash working capital:
Accounts receivable	20,277	42,252	13,960	22,614
Inventories	(24,354)	(17,874)	(38,130)	(10,557)
Prepaid expenses and other assets	2,544	(1,219)	3,141	1,742
Accounts payable and accrued liabilities	(19,771)	(7,784)	(9,804)	28,121
Income taxes payable	(199)	545	(3,029)	801
	(21,503)	15,920	(33,862)	42,721

CASH PROVIDED BY OPERATING ACTIVITIES	10,645	39,855	37,489	94,027

FINANCING ACTIVITIES
Bank indebtedness	2,372	180	2,223	1,260
Long-term debt	(1,271)	(15,119)	(9,975)	237,746
Issuance of capital stock	1,290	1,528	1,417	3,052
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,391	(13,411)	(6,335)	242,058

INVESTING ACTIVITIES
Acquisition of subsidiary companies	(2,495)	(808)	(7,440)	(295,790)
Additions to capital assets – net	(5,030)	(8,701)	(11,729)	(16,690)
Deferred charges	(2,407)	(1,824)	(4,703)	(6,877)
Intangible assets	(52)	(2,302)	(2,859)	(2,601)
CASH USED IN INVESTING ACTIVITIES	(9,984)	(13,635)	(26,731)	(321,958)

Effect of exchange rate change on cash	384	(246)	177	(928)

NET INCREASE IN CASH	3,436	12,563	4,600	13,198

Cash and cash equivalents, beginning of period	12,452	14,512	11,288	13,877

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 15,888	$ 27,075	$ 15,888	$ 27,075

DOREL INDUSTRIES INC.

SEGMENTED INFORMATION

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

ALL FIGURES IN THOUSANDS OF US $

Industry Segments

FOR THE SIX-MONTH PERIOD ENDED JUNE 30

	Total		Juvenile		Home Furnishings		Recreational/Leisure
			For the six months period ending June 30,
	2005	2004	2005	2004	2005	2004	2005	2004

Total Revenues	$ 906,560	$ 805,844	$ 436,311	$ 394,565	$ 277,292	$ 253,752	$ 192,957	$ 157,527
Cost of sales	700,184	619,834	311,773	279,098	237,630	217,159	150,780	123,576
Operating expenses	96,667	101,258	59,202	69,709	17,743	16,923	19,722	14,626
Research and development costs	4,652	3,676	3,407	2,794	1,245	882	-	-
Amortization	18,579	17,534	14,583	13,666	3,679	3,640	317	228
Earnings from Operations	86,478	63,542	$ 47,346	$ 29,298	$ 16,995	$ 15,148	$ 22,138	$ 19,097
Interest	15,340	14,259
Corporate expenses	11,996	7,325
Income taxes	10,193	4,650

Net income	$ 48,950	$ 37,308

Industry Segments

FOR THE QUARTER ENDED JUNE 30

	Total		Juvenile		Home Furnishings		Recreational/Leisure
			For the six months period ending June 30,
	2005	2004	2005	2004	2005	2004	2005	2004

Total Revenues
Cost of sales	337,775	318,069	136,940	131,112	114,433	106,016	86,402	80,941
Operating expenses	45,945	50,069	26,986	32,723	8,678	7,903	10,280	9,443
Research and development costs	2,462	1,978	1,795	1,536	667	443	-	-
Amortization	9,375	8,548	7,319	6,818	1,911	1,680	145	50
Earnings from Operations	39,426	30,216	$ 19,808	$ 11,362	$ 6,221	$ 6,250	$ 13,397	$ 12,603
Interest	7,665	7,536
Corporate expenses	6,500	3,586
Income taxes	3,516	1,185

Net income	$ 21,745	$ 17,908

Geographic Segments - Origin

	Six months ended June 30,		Second quarter ended June 30,
	2005	2004	2005	2004

Canada	$ 96,875	$ 89,154	$ 45,182	$ 35,088
United States	556,896	520,977	265,293	276,352
Europe	190,369	163,311	91,497	75,889
Other foreign countries	62,420	32,402	33,011	21,551
Total	$ 906,560	$ 805,844	$ 434,983	$ 408,880

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

August 9, 2005